

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Lu Lv
Chief Financial Officer
Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District
Beijing, 100012, the People's Republic of China

> **Re: Sunlands Technology Group**
> **Form 20-F for the Year Ended December 31, 2021**
> **Correspondence dated January 12, 2023**
> **File No. 001-38423**

Dear Lu Lv:

We have reviewed your January 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

Correspondence Filed January 12, 2023

Item 3. Key Information, page 1

1. We note your response to comment 6 and proposed revised future disclosure. The disclosure regarding permissions or approvals should not be limited by materiality. Please make appropriate revisions to your disclosure. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, aside from the CAC cybersecurity review. If you did not rely upon an opinion of counsel, please state as much an explain why such an opinion was not obtained. Lastly, where you disclose that you are not required to obtain permissions to offer securities or maintain your NYSE listing status, please revise to ensure your

disclosure also states whether you are required to obtain such permissions to operate your business.

Summary of Risk Factors, page 2

2. We note your summary risk factors and disclosure of risks related to doing business in China. Please revise to include cross-references to the relevant individual detailed risk factors in that section.

3.D. Risk Factors
Risks Related to Doing Business in China, page 27

3. We note your response to comment 10 and your proposed revised disclosure. It appears that you did not rely upon an opinion of counsel with respect to your conclusion that you are compliant with PRC laws and regulations regarding data security. If true, state as much and explain why such an opinion was not obtained.

Item 4. Information on the Company
Recent Regulatory Development Draft Cybersecurity Measures, page 45

4. We note your revised disclosure in response to comment 14. Please further revise your disclosure that you are not currently required to obtain any permission from or complete any filing with the CAC in order for you to conduct a securities offering or maintain your listing status on the NYSE to also state, if true, that you are not required to obtain any permission from the CAC to conduct your business.

Potential CSRC Approval Required for the Listing of our ADSs, page 46

5. We note your response to comment 15 and your proposed revise disclosure. Please expand your discussion to state whether your subsidiaries are covered by permissions requirements from the CSRC.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He